UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 10, 2011	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Second Quarter 2011 Results

Adjusted EBITDA and Adjusted Net Earnings Improved Significantly

MONTREAL, QUEBEC and BRADENTON, FLORIDA - August 10, 2011 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the second quarter ended June 30, 2011. All dollar amounts are US denominated unless otherwise indicated.

Second Quarter Highlights:

•	Revenue for the quarter increased 16.3% to $209.7 million year-over-year

•	Second quarter gross margin increased to 15.6% from 12.3% last year

•	Adjusted EBITDA of $18.5 million increased 83.3% over last year

•	EPS of $0.06, and Adjusted EPS of $0.11

•	Cash flows from operations before changes in working capital was $14.1 million

“The positive performance we realized during the second quarter reflects the successful execution of our strategic plan. The progress achieved is the result of an improved industry pricing environment, continued internal efforts to reduce manufacturing costs, as well as the contribution of higher-margin products in our mix. While we have regained some pricing power in recent months due to improved market dynamics, the spread between selling prices and raw material costs remains well below our historical and target levels,” stated Intertape President and Chief Executive Officer, Greg Yull.

Second quarter revenue increased 16.3% to $209.7 million, compared to $180.3 million for the second quarter of 2010 and was up 8.9% sequentially from $192.6 million for the first quarter of 2011. Sales volume increased by approximately 2% over the second quarter of 2010 and selling prices for the same period increased by approximately 14%. Excluding revenue and sales volume related to products manufactured at the Brantford facility that will no longer be sold, revenue for the second quarter would have been $207.6 million, an increase of 17.1% compared to $177.3 million for the same period last year.

Gross profit for the second quarter totalled $32.7 million, compared to $22.2 million a year ago and $23.8 million for the first quarter of 2011. Second quarter gross margin was 15.6% compared to 12.3% for the prior year and 12.4% for the first quarter of 2011. When compared to the second quarter of 2010 and sequentially, gross profit and gross margin were higher due to higher selling prices and improved product mix. Selling prices increased more than conversion costs and slightly more than raw material costs. Sales volume increased approximately 2% from the second quarter of 2010 which further contributed to the increase in gross profit and gross margin. The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Adjusted EBITDA for the second quarter was $18.5 million compared to $10.1 million for the second quarter of 2010 and $11.8 million for the first quarter of 2011. The higher Adjusted EBITDA when compared to the second quarter of 2010 and the first quarter of 2011 reflects higher revenue and gross margin.

Adjusted net earnings were $6.3 million for the second quarter of 2011 as compared to an adjusted net loss of $2.5 million for the second quarter of 2010 and an adjusted net loss of less than $0.1 million in the first quarter of 2011. Adjusted earnings per share for the second quarter of 2011 was $0.11 compared with an adjusted loss per share of $0.04 for the same period last year and an adjusted loss per share of less than $0.01 for the first quarter of 2011.

Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with generally accepted accounting principles (“GAAP”).

The Company generated cash flows from operating activities before changes in working capital items for the second quarter of $14.1 million compared to $9.0 million in the same period last year. The increase was primarily due to Intertape’s improved net earnings.

As of June 30, 2011, the Company had cash and unused availability under its Asset-based loan (“ABL”) totalling $54.1 million. As of August 8, 2011, the Company had cash and unused availability under its ABL exceeding $43 million after the $5.0 million semi-annual interest payment related to the Senior Subordinated Notes was made in the first week of August 2011.

The planned shutdown of the Brantford, Ontario facility was completed on schedule during the second quarter. As indicated previously, this closure will likely have a negative impact on revenue of approximately $10 million and a positive contribution to EBITDA of approximately $4 million on an annualized basis. During the six months ended June 30, 2011, $1.7 million in closure costs were recorded and an additional amount of between $0.5 to $1.0 million is expected in the third quarter of 2011. The closure of the Brantford facility had a favorable impact of $0.3 million on Adjusted EBITDA for the second quarter of 2011 compared to the same quarter last year.

On May 19, 2011 the Company entered into a settlement agreement with Inspired Technologies, Inc. (“ITI”) with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The charge related to the payment was included in selling, general and administrative expenses for the second quarter of 2011.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment. The Company is no longer required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions.

T&F Division

Revenue for the Tapes & Films (“T&F”) Division for the second quarter totalled $178.5 million, representing a 19.1% increase compared to $149.8 million for the second quarter of 2010 and a 9.9% increase compared to $162.4 million for the first quarter of 2011. Sales volume increased by approximately 6% as compared to the second quarter of 2010 and increased approximately 3% sequentially over the first quarter of 2011. Revenue across most product lines contributed to both the year-over-year and sequential increases.

Second quarter gross profit for the T&F Division totalled $28.9 million at a gross margin of 16.2% compared to $19.0 million at a gross margin of 12.7% for the second quarter of last year and to $21.1 million at a gross margin of 13.0% for the first quarter of 2011. The increase in gross profit when compared to last year and sequentially over the first quarter of 2011 was primarily due to increased selling prices and higher sales volume.

The T&F Division’s Adjusted EBITDA was $17.3 million for the second quarter compared to $9.0 million for the comparable period a year ago and $11.3 million for the first quarter of 2011.

T&F DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES

	Three months ended			Six months ended
(in millions of US dollars) (Unaudited)	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Revenue	178.5	149.8	162.4	340.8	295.2
Cost of sales	149.5	130.9	141.2	290.8	256.9
Gross profit	28.9	19.0	21.1	50.0	38.3
Divisional earnings before income taxes	10.7	1.8	4.9	15.6	4.6
Depreciation, amortization and foreign exchange gains (losses)	6.6	7.3	6.3	12.9	14.5
EBITDA	17.3	9.0	11.3	28.6	19.1
Adjusted EBITDA	17.3	9.0	11.3	28.6	19.1

ECP Division

Revenue for the Engineered Coated Products (“ECP”) Division for the second quarter was $31.3 million, representing a 2.8% increase when compared to $30.4 million for the second quarter of 2010 and a 3.4% increase when compared to $30.3 million for the first quarter of 2011. Excluding revenue and sales volume related to products manufactured at the Brantford facility that will no longer be sold, ECP revenue for the second quarter would have been $29.1 million, an increase of 5.9% compared to $27.5 million for the same period last year.

Excluding revenue and sales volume related to products manufactured at the Brantford facility that will no longer be sold, sales volume would have decreased by approximately 10% compared to the second quarter of 2010 and by approximately 1% over the first quarter of 2011. The decrease in sales volume from the second quarter of 2010 is primarily due to the decision to selectively stop selling certain low-margin products produced at locations other than Brantford. Selling prices would have increased by approximately 18% compared to the second quarter of 2010 and by approximately 7% sequentially from the first quarter of 2011 due to the exclusion of Brantford products that will no longer be sold and a shift in the mix of products sold.

Gross profit for the ECP Division for the second quarter totalled $3.8 million at a gross margin of 12.1%, compared to $3.2 million at a gross margin of 10.5% for the second quarter of 2010 and $2.7 million at a gross margin of 8.9% for the first quarter of 2011. As compared to the second quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and product mix. Although sales volume decreased, most of the decrease was from low-margin products.

Adjusted EBITDA for the second quarter of 2011 was $2.0 million compared to $1.7 million for the same period last year and $1.2 million for the first quarter of 2011. As indicated before, the closure of the Brantford facility had a positive impact of $0.3 million in Adjusted EBITDA for the second quarter of 2011 compared to the same quarter last year.

ECP DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS (LOSS) BEFORE INCOME TAXES

	Three months ended			Six months ended
(in millions of US dollars) (Unaudited)	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Revenue	31.3	30.4	30.3	61.5	58.2
Cost of sales	27.5	27.2	27.6	55.0	53.8
Gross profit	3.8	3.2	2.7	6.5	4.4
Divisional earnings (loss) before income taxes	(1.1)	0.9	(0.5)	(1.5)	(1.8)
Depreciation, amortization and foreign exchange gains (losses)	1.5	0.8	1.7	3.2	2.4
EBITDA	0.4	1.7	1.2	1.7	0.6
Manufacturing facility closures, restructuring and other charges	1.5			1.5
Adjusted EBITDA	2.0	1.7	1.2	3.2	0.6

Outlook

“The Brantford, Ontario ECP facility closed on schedule during the second quarter and we expect to see the full benefit on Adjusted EBITDA commencing in the third quarter. We are pleased with the significant progress made in second quarter gross margin. Considering the various components impacting this metric, gross margin can vary on a quarterly basis.

“Due to economic uncertainty in several of our markets, the sales volume for the third quarter of 2011 is difficult to predict. At this time, the Company anticipates that third quarter revenue and Adjusted EBITDA will be lower than the second quarter of 2011,” said Mr. Yull.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) finance costs, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

	Three months ended			Six months ended
(in millions of US dollars) (Unaudited)	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Net earnings (loss)	3.8	(2.5)	(0.0)	3.8	(7.3)
Add back: Interest and other (income) expense	4.1	4.3	3.8	7.9	8.3
Income taxes (recovery)	0.2	(0.1)	0.3	0.5	0.8
Depreciation and amortization	7.8	8.4	7.8	15.6	16.8
EBITDA	16.0	10.1	11.8	27.8	18.7
Manufacturing facility closures, restructuring and other charges	1.5			1.5
ITI litigation settlement	1.0			1.0
Adjusted EBITDA	18.5	10.1	11.8	30.3	18.7

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table. Adjusted earnings (loss) per share is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

	Three months ended			Six months ended
(in US dollars) (Unaudited)	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Net earnings (loss)	3.8	(2.5)	(0.0)	3.8	(7.3)
Add back: Manufacturing facility closures, restructuring, and other charges; net of nil income taxes	1.5			1.5
ITI litigation settlement; net of nil income taxes	1.0			1.0
Adjusted net earnings (loss)	6.3	(2.5)	(0.0)	6.3	(7.3)
Earnings (loss) per share
Basic	0.06	(0.04)	(0.00)	0.06	(0.12)
Diluted	0.06	(0.04)	(0.00)	0.06	(0.12)
Adjusted earnings (loss) per share
Basic	0.11	(0.04)	(0.00)	0.11	(0.12)
Diluted	0.11	(0.04)	(0.00)	0.11	(0.12)
Weighted average number of common shares outstanding
Basic	58,961,050	58,951,050	58,961,050	58,961,050	58,951,050
Diluted	58,989,394	58,951,050	58,961,050	58,987,817	58,951,050

IFRS Conversion

The Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Board, as of January 1, 2011 and, as such, the unaudited interim condensed consolidated financial statements for the period ended June 30, 2011 are prepared under IFRS and include corresponding comparative financial information for 2010. The Company previously prepared its Consolidated Financial Statements under Canadian generally accepted accounting principles. In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company’s IFRS transition date was January 1, 2010 and the Company prepared its opening IFRS balance sheet as of that date.

Conference Call

A conference call to discuss Intertape’s 2011 second quarter results will be held August 10, 2011, at 10 A.M. Eastern Time. Participants may dial 877-260-8896 (U.S. and Canada) and 612-338-1294 (International).

You may access a replay of the call by dialing 800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 211728. The recording will be available from Wednesday, August 10, 2011 at 12:00 P.M. until Saturday, September 10, 2011 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions. While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing. A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under SEC rules. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations. As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Condensed Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue	209,741	180,278	402,361	353,398
Cost of sales	177,012	158,120	345,825	310,686

Gross profit	32,729	22,158	56,536	42,712

Selling, general and administrative expenses	21,558	18,557	39,964	37,452
Research expenses	1,468	1,929	2,841	3,421

	23,026	20,486	42,805	40,873

Operating profit before manufacturing facility closures, restructuring and other charges	9,703	1,672	13,731	1,839

Manufacturing facility closures, restructuring and other charges	1,543		1,546

Operating profit	8,160	1,672	12,185	1,839

Interest	4,010	3,912	7,801	7,801
Other expense	121	392	123	514

Earnings (loss) before income taxes (recovery)	4,029	(2,632)	4,261	(6,476)
Income taxes (recovery)
Current	308	(16)	390	86
Deferred	(89)	(78)	102	729

	219	(94)	492	815

Earnings (loss)	3,810	(2,538)	3,769	(7,291)

Earning (loss) per share
Basic	0.06	(0.04)	0.06	(0.12)

Diluted	0.06	(0.04)	0.06	(0.12)

Intertape Polymer Group Inc.

Condensed Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	3,810	(2,538)	3,769	(7,291)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	(15)	(130)	(30)	(446)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	320	313	629	625
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	90	(540)	982	(25)
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	(464)	(463)	(742)	(553)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(194)		(383)
Change in cumulative translation difference	801	(4,889)	4,008	(3,171)

Other comprehensive income (loss)	538	(5,709)	4,464	(3,570)

Comprehensive income (loss) for the period	4,348	(8,247)	8,233	(10,861)

Intertape Polymer Group Inc.

Condensed Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	3,810	(2,538)	3,769	(7,291)
Adjustments for non-cash items
Depreciation and amortization	7,526	8,684	15,624	17,398
Income tax expense	219	(94)	492	815
Interest expense	3,716	3,514	7,220	7,251
Charges in connection with manufacturing facility closures, restructuring and other charges	(46)		(43)
Write-down of inventories, net	42	537	124	892
Stock-based compensation expense	218	119	362	239
Pension and post-retirement benefits expense	199	203	414	501
Gain (loss) on foreign exchange	(465)	(365)	(661)	(682)
Other adjustments for non cash items	87	35	95	197
Income taxes paid	(134)		(177)	(594)
Contributions to defined benefit plans	(1,084)	(1,131)	(1,913)	(1,840)

Cash flows from operating activities before changes in working capital items	14,088	8,964	25,306	16,886

Changes in working capital items
Trade receivables	(6,935)	(9,345)	(16,807)	(17,995)
Inventories	190	(3,195)	(14,191)	(12,275)
Parts and supplies	(304)	(84)	(645)	6
Other current assets	(1,226)	654	(1,848)	(785)
Accounts payable and accrued liabilities	(2,650)	1,608	1,253	16,421
Provisions	610	140	610	849

	(10,315)	(10,222)	(31,628)	(13,779)

Cash flows from operating activities	3,773	(1,258)	(6,322)	3,107

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	786		1,049	647
Purchase of property, plant and equipment	(3,374)	(2,988)	(6,160)	(5,526)
Proceeds from disposals of property, plant and equipment and other assets	2,062	73	2,062	195
Restricted cash and other assets	(218)	(99)	5,098	(43)
Purchase of intangible assets	(2)		(82)

Cash flows from investing activities	(746)	(3,014)	1,967	(4,727)

FINANCING ACTIVITIES
Proceeds from long-term debt	14,053	11,063	31,091	22,147
Repayment of long-term debt	(13,896)	(6,815)	(18,133)	(9,188)
Interest paid	(1,385)	(1,171)	(7,392)	(7,173)

Cash flows from financing activities	(1,228)	3,077	5,566	5,786

Net increase (decrease) in cash	1,799	(1,195)	1,211	4,166
Effect of exchange differences on cash	298	(540)	257	(743)
Cash and cash equivalents, beginning of period	3,339	8,829	3,968	3,671

Cash and cash equivalents, end of period	5,436	7,094	5,436	7,094

Intertape Polymer Group Inc.

Condensed Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	June 30, 2011 (Unaudited)	December 31, 2010 (Unaudited)	January 1, 2010 (Unaudited)

	$	$	$
ASSETS
Current assets
Cash and cash equivalents	5,436	3,968	3,671
Restricted cash		5,183
Trade receivables	103,872	86,516	74,161
Other receivables	4,020	4,270	3,052
Inventories	107,782	92,629	79,001
Parts and supplies	14,638	13,933	13,967
Prepaid expenses	6,771	4,586	3,693
Derivative financial instruments	1,151	1,270	1,438

	243,670	212,355	178,983
Property, plant and equipment	214,219	224,335	251,378
Assets held-for-sale	985	671	149
Other assets	2,893	2,983	3,443
Intangible assets	2,330	2,344	2,216
Deferred tax assets	34,778	33,926	64,806

Total Assets	498,875	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,702	82,252	66,034
Provisions	3,590	2,893	2,194
Installments on long-term debt	2,708	2,837	1,721

	89,000	87,982	69,949
Long-term debt	231,491	216,856	213,450
Pension and post-retirement benefits	23,303	24,680	24,675
Derivative financial instruments	298	898	1,548
Other liabilities	176	230
Provisions	1,927	1,883	1,330

	346,195	332,529	310,952

SHAREHOLDERS’ EQUITY
Capital stock	348,148	348,148	348,143
Contributed surplus	16,155	15,793	15,024
Deficit	(219,258)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	7,635	3,171	(757)

	152,680	144,085	190,023

Total Liabilities and Shareholders’ Equity	498,875	476,614	500,975